Exhibit 99.2
FOR IMMEDIATE RELEASE — December 12, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES Q3 2008 RESERVES UPDATE
Petroflow Energy Ltd. (“Petroflow” or the “Company”) announces the summary results of an updated reserve report, (the “Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”) as of September 30, 2008. Highlights of the Report are stated in comparison to the status at June 30, 2008 with all dollar amounts in Canadian dollars unless otherwise stated (using a US dollar exchange rate of $USD 1.00 = $CAD 1.059).
The value of before tax proved and probable (P plus P) reserves (NPV 10%) decreased from $636.6 million to $605.1 million, based on forecast prices, a decrease of 5%. The net change in value is substantially due to using an updated price forecast with lower price projections.
The value of before tax proved reserves (NPV 10%) decreased from $435.5 million to $380.6 million, based on forecast prices, a decrease of 13%. The net change in value is due to the use of a more conservative price projection as mentioned above, as well as a partial reclassification from proved reserves to probable reserves.
All reserve changes during Q3 2008 can be attributed to successful drilling operations in the Company’s Hunton Resource Play in Oklahoma.
The Company focused its drilling efforts in the three month period on converting proved and probable undeveloped reserves into proved producing reserves. As a consequence, as of September 30, 2008, P plus P reserves did not increase. Production in the current fiscal quarter of 0.3 million BOEs and a slight downward revision in previously engineered reserves of 0.1 million BOEs accounted for the net change in P plus P reserves during the period.
Petroflow’s proved reserves declined in the quarter by 0.7 million BOEs due to a combination of production, reclassification of proved reserves to probable reserves and the previously mentioned downward revision.
Petroflow CEO, John Melton was quoted as saying, “During the course of development of a resource play such as the Hunton, there will always be an ebb and flow to the quantification of engineered reserves. During the three months ended September 30, 2008, we concentrated on drilling wells which had already been included in previous engineering reports. As a consequence, we did not add any specific wells to the pool of locations included in the current engineering report. Even with the modest decline in overall P plus P reserves in the most recent quarter, our overall P plus P reserves have increased by 6.4 million BOEs since December 31, 2007. On expansion of the play into new areas, we expect to add significant new reserves”.
The Report also quantified the NPV 10% value of P plus P reserves using September 30, 2008 constant prices at $479.9 million. The NPV 10% value of proved reserves using September 30, 2008 constant price was $305.5 million. Reserve quantities were substantially the same as stated above.

Exhibit 99.2
The following tables provide additional information regarding the reserves and applicable net present values.
Summary of Oil and Gas Reserves as at September 30, 2008
Forecast Prices and Costs

	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.*	n.r.i.**	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf

Proved Producing	1,577	1,277	3,098	2,478	32,765	26,250
Proved Developed Non Producing	213	172	405	323	3,507	2,800
Proved Undeveloped	554	448	1,678	1,343	28,921	23,136

Total Proved	2,344	1,897	5,181	4,144	65,193	52,186

Probable	1,925	1,540	6,252	4,999	35,507	28,404

Grand Total	4,269	3,437	11,433	9,143	100,700	80,590

*w.i. refers to working interest reserves     **n.r.i. refers to net revenue interest (after royalty) reserves
Net Present Values of Future Net Revenues as at September 30, 2008
Forecast Prices and Costs

	Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000

Proved Producing	469,513	335,126	259,875	212,442
Proved Developed Non Producing	58,681	37,352	27,674	22,100
Proved Undeveloped	231,908	143,259	93,046	62,062

Total Proved	760,102	515,737	380,596	296,601

Probable	610,113	358,954	224,973	146,668

Grand Total	1,370,215	874,691	605,568	443,270

Summary of Oil and Gas Reserves as at September 30, 2008
Constant Prices and Costs

	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.	n.r.i.	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf

Proved Producing	1,534	1,241	3,092	2,473	32,282	25,864
Proved Developed Non Producing	213	172	403	322	3,495	2,790
Proved Undeveloped	554	447	1,676	1,340	28,866	23,093

Total Proved	2,301	1,860	5,171	4,135	64,643	51,747

Probable	1,925	1,540	6,251	4,999	35,506	28,402

Grand Total	4,226	3,400	11,422	9,134	100,149	80,149

*w.i. refers to working interest reserves     **n.r.i. refers to net revenue interest (after royalty) reserves

Exhibit 99.2
Net Present Values of Future Net Revenues as at September 30, 2008
Constant Prices and Costs

	Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	370,255	276,779	220,535	183,365
Proved Developed Non Producing	44,528	30,391	23,312	18,960
Proved Undeveloped	154,915	96,412	61,657	39,566

Total Proved	569,700	403,582	305,504	241,891

Probable	460,140	276,548	174,443	113,106

Grand Total	1,029,840	680,130	479,947	354,997

The properties evaluated in the Report are located in Oklahoma, Texas and Alberta. The Report was prepared for the purpose of evaluating the Company’s Petroleum and Natural Gas Reserves according to the Canadian Oil and Gas Evaluation Handbook (COGEH) with reserve definitions consistent with National Instrument 51-101 Standards of Disclosure for Oil & Gas Activities (“NI 51-101”). In preparing the Report, Haas utilized the October 1, 2008 Summary of Price Forecasts as prepared by McDaniel & Associates Consultants Ltd., an excerpt of which is included below.
Summary of Pricing Assumptions
As of October 1, 2008

	WTI	Natural Gas
	Cushing	Henry Hub	Natural Gas Liquids
	($CDN/bbl)	(SCDN/monthly)	($CDN/gas)

October 1, 2008 Forecast Prices	105.97	8.74	1.51

October 1, 2008 Constant Prices	106.67	7.60	1.52
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

Exhibit 99.2
Note Regarding Reserves Data and Other Oil and Gas Information
NI 51-101 imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have provided the reserves data and other oil and gas information included in this news release in accordance with NI 51-101 and may differ from the corresponding information prepared in accordance with U.S. disclosure requirements. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in the Company’s Form 40-F filed with the SEC on June 16, 2008.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.